Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and half year ended 30 September 2024 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

All amounts in Indian Rupees millions

Sl.		Quarter ended			Half year ended		Year ended
No.	Particulars	30.09.2024	30.06.2024	30.09.2023	30.09.2024	30.09.2023	31.03.2024
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	80,162	76,727	68,802	156,889	136,186	279,164
2	Cost of revenues	32,393	30,383	28,434	62,776	56,265	115,557
3	Gross profit (1 - 2)	47,769	46,344	40,368	94,113	79,921	163,607
4	Selling, general and administrative expenses	23,007	22,691	18,795	45,698	36,497	77,201
5	Research and development expenses	7,271	6,193	5,447	13,464	10,431	22,873
6	Impairment of non-current assets, net	924	5	55	929	66	3
7	Other income, net	(984)	(470)	(1,796)	(1,454)	(2,576)	(4,199)
	Total operating expenses	30,218	28,419	22,501	58,637	44,418	95,878
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	17,551	17,925	17,867	35,476	35,503	67,729
	Finance income	2,312	1,435	1,578	3,747	2,733	5,705
	Finance expense	(757)	(598)	(353)	(1,355)	(724)	(1,711)
9	Finance income, net	1,555	837	1,225	2,392	2,009	3,994
10	Share of profit of equity accounted investees, net of tax	61	59	42	120	85	147
11	Profit before tax (8 + 9 + 10)	19,167	18,821	19,134	37,988	37,597	71,870
12	Tax expense, net	5,752	4,901	4,334	10,653	8,772	16,186
13	Profit for the period/year (11 -12)	13,415	13,920	14,800	27,335	28,825	55,684

	Attributable to:
	Equity holders of the parent company	12,553	13,920	14,800	26,473	28,825	55,684
	Non-controlling interests	862	-	-	862	-	-

14	Earnings per share attributable to equity shareholders of parent company:
	Basic earnings per share of Re.1/- each	15.07	16.72	17.80	31.79	34.68	66.93
	Diluted earnings per share of Re.1/- each	15.05	16.70	17.76	31.74	34.60	66.81
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

Segment information	All amounts in Indian Rupees millions

Sl.		Quarter ended			Half year ended		Year ended
No.	Particulars	30.09.2024	30.06.2024	30.09.2023	30.09.2024	30.09.2023	31.03.2024
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	11,030	10,309	9,446	21,339	18,664	40,580
	b) Global Generics	71,576	68,858	61,084	140,434	121,167	245,453
	c) Others	179	212	684	391	1,276	3,910
	Total	82,785	79,379	71,214	162,164	141,107	289,943
	Less: Inter-segment revenues	2,623	2,652	2,412	5,275	4,921	10,779
	Net revenues	80,162	76,727	68,802	156,889	136,186	279,164

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	2,518	1,768	1,254	4,286	2,263	6,919
	b) Global Generics	45,162	44,518	38,873	89,680	77,260	154,268
	c) Others	89	58	241	147	398	2,420
	Total	47,769	46,344	40,368	94,113	79,921	163,607
	Less: Selling and other un-allocable expenditure, net of other income	28,602	27,523	21,234	56,125	42,324	91,737
	Total profit before tax	19,167	18,821	19,134	37,988	37,597	71,870

Global Generics segment includes operations of Biologics business. Inter-segment revenues represents sales from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities, treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of unaudited consolidated financial results of Dr.Reddy's Laboratories Limited ("the Company"), which have been prepared in accordance with recognition and measurement principles of IAS 34 as issued by the International Accounting Standards Board (IASB) and were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 05 November 2024. The Auditors have carried out a limited review on the unaudited consolidated financial results and issued an unmodified report thereon.

2	During the quarter and half year ended 30 September 2024, an amount of Rs. 906 million and Rs. 1,715 million, respectively, and during the quarter and half year ended 30 September 2023, an amount of Rs. 1,598 million and Rs. 2,274 million, respectively, representing government grants has been accounted as a reduction from cost of revenues.

3	"Impairment of non-current assets, net" recorded during the half year ended 30 September 2024 includes an amount of Rs.907 million pertaining to Haloette® (a generic equivalent to Nuvaring®), a product-related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value. This impairment charge pertains to the Company’s Global Generics segment.

4	“Other income, net” for the year ended 31 March 2024 includes:

a. Rs.540 million recognised, in April 2023, pursuant to settlement agreement with Janssen Group in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).

b. Rs.984 million recognised in September 2023 pursuant to settlement of product related litigation by the Company and its affiliates in the United Kingdom. These transactions pertains to the Company's Global Generics segment.

5	Pursuant to the amendment in The Finance Act 2024, resulting in withdrawal of indexation benefit on long-term capital gain, the company has written off Deferred Tax Asset amounting to Rs.482 million, created in earlier period on land, during the quarter and half year ended 30 September 2024.

6	Business purchase agreement with Nestlé India:

On 25 April 2024, the Company entered into an agreement with Nestlé India Limited ("Nestlé India") for the manufacturing, development, promotion, marketing, sale, distribution, and commercialization of nutraceutical products and supplements in India, as well as other mutually agreed geographies. These operations will be carried out by Dr. Reddy's Nutraceuticals Limited, established on 14 March 2024. The entity was later renamed as Dr. Reddy's and Nestlé Health Science Limited (the “Nutraceuticals subsidiary”) on 13 June 2024.

Upon completion of the closing conditions, the transaction concluded on 01 August 2024. Consequently, the Company has made an additional investment of Rs.7,340 million in its Nutraceuticals subsidiary, with corresponding infusion from Nestlé India amounting to Rs.7,056 million resulting in a revised shareholding pattern of 51:49 between the Company and Nestlé India. Subsequently, Nutraceuticals subsidiary had purchased the portfolio of nutraceutical products and supplements from Nestlé India for a consideration of Rs.2,231 million. The acquired portfolio consists of Product licenses, sales and marketing teams, contract manufacturers and employees. Based on fair valuation, the company had allocated purchase consideration and recognised Product licenses and other intangibles of Rs.1,982 million, property, plant and equipment and current assets of Rs.43 million and Goodwill of Rs.207 million.

Upon Closing, the Company had also transferred its nutraceuticals and supplements portfolio to the Nutraceuticals subsidiary as a common control transfer of business.

This acquisition pertains to the Company’s Global Generics segment.

Profit after tax attributable to Non-controlling interest for quarter and half year ended 30 September 2024, has arisen primarily on recognition of deferred tax asset on account of transfer of business from parent company to Nutraceuticals subsidiary. As at 30 September 2024, share of 49% held by Nestlé India is recorded under Non-controlling interest of Rs.3,939 million.

7	Consolidated statements of financial position

All amounts in Indian Rupees millions

	As at	As at
Particulars	30.09.2024	31.03.2024
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	11,330	7,107
Other investments	51,744	74,363
Trade and other receivables	84,398	80,298
Inventories	72,039	63,552
Derivative financial instruments	400	169
Other current assets	28,217	22,560
Total current assets	248,128	248,049
Non-current assets
Property, plant and equipment	86,693	76,886
Goodwill	11,773	4,253
Other intangible assets	92,119	36,951
Investment in equity accounted investees	4,779	4,196
Other investments	1,200	1,059
Deferred tax assets	17,475	10,774
Tax assets	2,278	3,718
Other non-current assets	1,510	1,632
Total non-current assets	217,827	139,469
Total assets	465,955	387,518

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	35,776	30,919
Short-term borrowings	39,976	12,723
Long-term borrowings, current portion	1,158	1,307
Provisions	5,101	5,383
Tax liabilities	5,089	2,342
Derivative financial instruments	337	468
Bank overdraft	45	-
Other current liabilities	41,817	42,897
Total current liabilities	129,299	96,039
Non-current liabilities
Long-term borrowings	7,361	5,990
Deferred tax liabilities	13,830	909
Provisions	159	61
Other non-current liabilities	6,023	3,969
Total non-current liabilities	27,373	10,929
Total liabilities	156,672	106,968
Equity
Share capital	834	834
Treasury shares	(915)	(991)
Share premium	11,065	10,765
Share based payment reserve	1,497	1,508
Capital redemption reserve	173	173
Special economic zone re-investment reserve	541	653
Retained earnings	285,180	265,257
Other reserves	3,979	-
Other components of equity	2,990	2,351
Equity attributable to equity holders of the parent company	305,344	280,550
Non-controlling interests	3,939	-
Total equity	309,283	280,550
Total liabilities and equity	465,955	387,518

8	Consolidated statements of cash flows

All amounts in Indian Rupees millions

	Half year ended
Particulars	30.09.2024	30.09.2023
	(Unaudited)	(Unaudited)
Cash flows from/(used in) operating activities :
Profit for the period	27,335	28,825
Adjustments for:
Tax expense, net	10,653	8,772
Fair value changes and profit on sale of financial instruments measured at FVTPL*, net	(2,245)	(1,527)
Depreciation and amortization	7,785	7,358
Impairment of non-current assets	929	66
Allowance for credit losses (on trade receivables and other advances)	96	137
Gain on sale or de-recognition of non-current assets, net	(447)	(445)
Share of profit of equity accounted investees	(120)	(85)
Inventories write-down	2,844	1,418
Foreign exchange loss/(gain), net	507	(1,179)
Interest income, net	(54)	(324)
Equity settled share-based payment expense	208	211
Changes in operating assets and liabilities:
Trade and other receivables	(4,182)	2,689
Inventories	(11,331)	(9,340)
Trade and other payables	4,062	4,568
Other assets and other liabilities, net	(9,474)	(3,482)
Cash generated from operations	26,566	37,662
Income tax paid, net	(8,754)	(8,486)
Net cash generated from operating activities	17,812	29,176

Cash flows (used in)/from investing activities :
Purchase of property, plant and equipment	(12,646)	(7,323)
Proceeds from sale of property, plant and equipment	411	487
Purchase of other intangible assets	(1,687)	(8,787)
Proceeds from sale of other intangible assets	419	21
Payment for acquisition of businesses	(51,441)	-
Purchase of other investments	(138,326)	(70,008)
Proceeds from sale of other investments	162,988	71,815
Investment in associates	(317)	-
Dividend received from equity accounted investees	-	445
Interest and dividend received	1,280	597
Net cash (used in)/from in investing activities	(39,319)	(12,753)

Cash flows (used in)/from financing activities :
Proceeds from issuance of equity shares (including treasury shares)	157	765
Proceeds from issuance of equity shares in subsidiary to Non-controlling interests	7,056	-
Proceeds from/(Repayment of) short-term borrowings, net	27,556	(1,054)
Repayment of long term borrowings	-	(3,800)
Proceeds from long term borrowings	-	3,800
Payment of principal portion of lease liabilities	(735)	(524)
Dividend paid	(6,662)	(6,648)
Interest paid	(1,681)	(1,051)
Net cash used in financing activities	25,691	(8,512)

Net increase in cash and cash equivalents	4,184	7,911
Effect of exchange rate changes on cash and cash equivalents	(6)	(155)
Cash and cash equivalents at the beginning of the period	7,107	5,779
Cash and cash equivalents at the end of the period(1)	11,285	13,535

*FVTPL (fair value through profit or loss)

(1)	Adjusted for bank-overdraft of Rs.45 million and Rs.4 million for the half year ended 30 September 2024 and 2023, respectively.

9

Business purchase agreement with Haleon:

On 26 June 2024, the Company entered into definitive agreement with Haleon UK Enterprises Limited (“Haleon”) to acquire Haleon’s global portfolio outside of the United States of consumer healthcare brands in the Nicotine Replacement Therapy category (“NRT Business”).

The definitive agreement for the acquisition of this NRT Business from Haleon includes the transfer of intellectual property, employees, agreements with commercial manufacturing organization, marketing authorizations and other assets relating to the commercialization of four brands - i.e., Nicotinell, Nicabate, Thrive, and Habitrol. The acquisition is inclusive of all formats such as lozenge, patch, spray and/or gum in all applicable global markets outside of the United States.

The closing conditions were met, and the transaction was completed on 30 September 2024.

Upon Completion, the company acquired the shares of Northstar Switzerland SARL from Haleon for an upfront cash payment of Rs.51,407 million (GBP 458 million). An additional consideration of up to Rs.4,714 million (GBP 42 million) is payable which is contingent upon achieving agreed-upon sales targets in Calender years 2024 and 2025, bringing the total potential consideration to Rs.56,121 million (GBP 500 million).

The Company completed the provisional allocation of purchase price. The fair value of consideration transferred is Rs.55,897 million (GBP 498 million). Based on fair valuation, the Company recognised Intangibles (Brands) of Rs.54,920 million (GBP 488.80 million), Deferred tax liabilities of Rs.8,469 million (GBP 75.45 million) and Goodwill of Rs.7,249 million (GBP 64.58 million). This acquisition pertains to the Company’s Global Generics segment.

Further, The company executed a forward exchange contract to hedge its exposure to the payment made in GBP. Upon maturity, hedge gain of Rs.2,197 million (GBP 20 million) was reclassified from the cash flow hedge reserves and has been adjusted in consideration paid upon closing of the transaction.

Acquisition related costs amounting to Rs.1,017 and Rs.280 were recognised as expenses under “Selling, general and administrative expenses” during the half year ended 30 September 2024 and the year ended 31 March 2024, respectively.

This marketing authorisation will transition gradually into the Company in a phased approach between April 2025 and February 2026. During transition period, Haleon group will provide distribution and related services in the markets, facilitating successful integration of the business across various geographies into the Company.

10

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021, the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

11	The Company considered the uncertainties relating to the escalation of conflict in the middle east, and duration of military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

12

The Board of Directors of the Company at their meeting held on 27 July 2024 have approved the sub-division/ split of each equity share having a face value of Rupees five each, fully paid-up, into five equity shares having a face value of Rupee One each, fully paid-up (the “stock split”), by alteration of the capital clause of the Memorandum of Association of the Company. Further, each American Depositary Share (ADS) of the Company will continue to represent one underlying equity share as at present and, therefore, the number of ADSs held by an American Depositary Receipt(ADR) holder would consequently increase in proportion to the increase in number of equity shares.

On 12 September 2024 the approval of the shareholders of the Company was obtained through a postal ballot process with a requisite majority.

Consequently, the authorized share capital was sub-divided into 1,450,000,000 equity shares, the paid up share capital is sub-divided into 834,384,730 equity shares and Treasury shares are sub-divided into 1,338,570 having a face value of Rupees One each w.e.f record date of 28 October 2024.

Post stock split, the number of each stock option vested and unvested and not exercised as on the record date were sub-divided into five options and the exercise price was proportionately adjusted.

The affect of stock split was considered in the computation of basic and diluted EPS for the quarter and half year ended 30 September 2024 and prior periods have been restated considering face value of Rupee One each in accordance with IAS 33 - "Earnings per Share" and rounded off to the nearest decimals.

By order of the Board

For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 5 November 2024	Co-Chairman & Managing Director